UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NEATHOUSE PLACE, LONDON,
VICTORIA 3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	30 November 2015

Number	29/15

UPDATE: SAMARCO

This release provides a further update following the breach of the Fundão tailings dam and Santarém water dam at the Samarco Mineração S.A (Samarco) iron ore operation in Minas Gerais, Brazil which occurred on 5 November 2015. BHP Billiton and Vale each hold a 50 per cent interest in Samarco.

Samarco has advised that, at this stage, there are 13 fatalities and six people who remain unaccounted for. Emergency services continue to search for the six missing people.

Samarco continues to work with the Government authorities in Brazil to relocate displaced people from temporary accommodation to rented housing. Relocation is expected to be completed in February 2016.

Clean-up work has commenced in the Barra Longa area, focusing on access roads, housing and bridge repairs.

Monitoring of the remaining dam structures at Samarco continues. Interim work to repair the damage to the dams and to reinforce parts of the structure has commenced.

Operations at Samarco remain suspended.

Samarco and local authorities continue to assess and monitor water quality in the Rio Doce river system. Where water supplies have been affected, alternative water supplies are being provided by Samarco, working with local authorities.

Samarco has reported that tests on the sediments carried out by the Brazilian Geological Service (CPRM) from samples taken at four points in the Rio Doce river system over the period 14 November to 18 November 2015 indicate that concentrations of metals obtained at these sites do not significantly differ from the results produced by CPRM in 2010.

Samarco reports that analysis by SGS Geosol, a company specialising in environmental geochemistry, has confirmed that the tailings are composed of materials that are not hazardous to human health, based on the hazard classification of the material under Brazilian standards.

Samarco has advised that the tailings material released as a result of the breach of the Fundão and Santarém dams is considered to be non-reactive and would be geochemically stable when introduced to the river system or ocean. As a result of the high volume of sand and clay tailings material that moved through the river system, a large number of fish died due to reduced oxygen uptake. Assessment of these impacts is ongoing.

The tailings plume has reached the Atlantic Ocean and is dispersing. Samarco has developed a program for monitoring the plume in the ocean and authorities have provided direction on the scope of the required testing under the program.

The Brazilian Federal Government and certain State governments have announced that, on 30 November 2015, they intend to commence legal proceedings against Samarco, Vale and BHP Billiton for clean-up costs and damages. The announcement indicates that the legal action will demand that the companies establish a fund of BRL 20 billion in aggregate (approximately US$5.2 billion at current exchange rates) for environmental recovery and compensation. BHP Billiton has not received formal notice of the action at this stage.

BHP Billiton confirms its commitment to supporting Samarco to rebuild the community and restore the environment affected by the breach of the dams. This includes plans, announced by Vale and BHP Billiton on 27 November 2015, to work together with Samarco to establish a voluntary, non-profit fund to support the recovery of the Rio Doce river system. A copy of the joint media statement issued by Vale and BHP Billiton on 27 November 2015 is attached.

As announced at the Annual General Meeting of BHP Billiton Limited on 19 November 2015, the Board of BHP Billiton has established a separate sub-committee to assist the Board in overseeing the governance of BHP Billiton’s management and response to the events at Samarco. The members of the sub-committee are John Schubert (as Chairman), Jac Nasser, Lindsay Maxsted and Malcolm Brinded.

In addition, the Chief Executive Officer, Andrew Mackenzie, has asked BHP Billiton’s Forum on Corporate Responsibility to play a role in providing a high-level, strategic overview of the recovery processes and lessons learned for BHP Billiton. For over 15 years, the Forum on Corporate Responsibility has been a key component of BHP Billiton’s stakeholder engagement program, providing insight into current and emerging issues on a range of sustainability topics. The Forum comprises eight highly respected international civil society leaders as well as members of BHP Billiton’s Group Management Committee.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Dean Simon
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Ruban.Yogarajah@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Jennifer White	Americas
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com	James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

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NEWS RELEASE

Release Time	IMMEDIATE

Date	27 November 2015

JOINT STATEMENT ON PLANS TO CREATE RIO DOCE FUND

Vale and BHP Billiton announced today plans to work together, with Samarco, to establish a voluntary, non-profit fund to support the rescue and recuperation of the Rio Doce river system, affected by an accident at Samarco’s Fundão dam, in the state of Minas Gerais on 5 November 2015.

The Fund would initially be sponsored by Vale and BHP Billiton. The aim is to seek additional financial support from other private, public and non-government organisations. The initial value is still being defined. The objective, however, is that these resources would support the rescue and recuperation effort of the river system for the longer term.

It is proposed that the Fund would have a committee to guide investment and oversee budget approval. The number of participants has yet to be defined, but it would likely include representatives from the private and public entities. A dedicated team would be responsible for its management, according to the targets established. The Fund would also undergo regular independent audits. The sponsors are finalising the governance, scope, financial and stakeholder arrangements associated with the Fund to ensure it can be put into effect as soon as practicable.

The actions to recuperate the Rio Doce river system include the recomposition of riparian forest, water quality and aquatic fauna, as well as helping to rescue the biodiversity of the Rio Doce river basin.

Today just four per cent of the original coverage of the Atlantic Forest remains in the river basin. Approximately 80 per cent of the area is made up of degraded pastureland. The deforested earth hinders the infiltration of rainwater, which sustains groundwater levels. The flow of the Rio Doce in the dry months, which historically was 300m3 per second, fell in the region of Colatina (Espírito Santo state) in 2015 to 80m3 per second.

Announcing the Fund plans, the CEO of Vale, Murilo Ferreira, and the CEO of BHP Billiton, Andrew Mackenzie, made the following joint statements of support: “Vale and BHP Billiton are committed to supporting the rehabilitation of those areas of the Rio Doce system impacted by the recent tragedy.

“The immediate focus for Samarco has been securing the safety of the operations and supporting the humanitarian and environmental response. Plans must also be made for the recovery and rehabilitation of the affected environment.

“The Fund would focus on supporting the remediation of the river as part of the commitment of Vale, BHP Billiton and Samarco to the aquatic environment following the release of the tailings into the Doce basin.

“We see this Fund as part of a positive contribution to the people of Brazil, who owe much to this river system.”

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Dean Simon
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Ruban.Yogarajah@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Jennifer White	Americas
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com	James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

Follow us on social media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	November 30, 2015	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary